Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-112182 of Powerwave Technologies, Inc. of our report dated February 19, 2004, relating to the consolidated financial statements of LGP Allgon Holding AB as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of net profit (loss) and shareholders’ equity), appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/    DELOITTE & TOUCHE AB

Malmö, Sweden

March 29, 2004